B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

Thursday, December 6, 2001


02002613

02 JAN 22 AM 8:21

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting a current public filing as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosure: Press Release – December 6, 2001

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

dlw 1/25



360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com


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ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Thursday, December 6, 2001

For Immediate Release: Stock Symbol: TSE:BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES SECOND QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to report continued growth in its unaudited consolidated financial and operating results for the second quarter ended November 3, 2001.

Sales for the first six months were $3,904,292 compared to $3,473,524 during the same period last year, representing an increase of 12%. Operating earnings were $988,004 ($0.12 per share) compared to $913,003 ($0.11 per share), an 8% increase over the same period last year. Net earnings for the first six months were $381,875 ($0.05 per share) compared to $339,051 ($0.04 per share) for the same period last year, an increase of 13%.

Sales for the second quarter were $2,285,704 compared to $2,190,852 during the same quarter last year, representing an increase of 4%. Operating earnings were $595,745 ($0.07 per share) compared to $680,778 ($0.09 per share) for the same period last year. Net earnings for the second quarter were $294,078 ($0.04 per share) compared to $393,576 ($0.05 per share) for the same period last year.

Denis B.E. Donnelly, President and CEO stated, "Our results continue to meet our expectations, which we are pleased with, considering the slowing economy. We enter the balance of the fiscal year well positioned with a strong lineup of new titles for 2002."

FINANCIAL HIGHLIGHTS (unaudited)	**Twenty-six Weeks Ended Nov. 3, 2001**	Twenty-six Weeks Ended Nov. 4, 2000	**Thirteen Weeks Ended Nov. 3, 2001**	Thirteen Weeks Ended Nov. 4, 2000
Sales	**$ 3,904,292**	$ 3,473,524	**$ 2,285,704**	$ 2,190,852
Operating earnings (EBITDA)	**988,004**	913,003	**595,745**	680,778
Net earnings	**381,875**	339,051	**294,078**	393,576
Operating earnings per share (EBITDA)	**$ 0.12**	$ 0.11	**$ 0.07**	$ 0.09
Net earnings per share	**0.05**	0.04	**0.04**	0.05

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com